November 27, 2013

Ms. Mary Beth Breslin

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SGH Holdco, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 13, 2013

File No. 333-191685

Signature Group Holdings, Inc.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 13, 2013

File No. 001-08007

Dear Ms. Breslin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of SGH Holdco, Inc. (the “Company”), we hereby request that the effectiveness of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Wednesday, November 27, at 2:00 p.m., Eastern Time, or as soon thereafter as practicable.

Attached to this letter are statements of the senior executive officers of the Company acknowledging (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Murray A. Indick

Murray A. Indick

STATEMENT OF SGH HOLDCO, INC.

On behalf of SGH Holdco, Inc. (the “Company”), each of the undersigned executive officers hereby acknowledges:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 27, 2013

SGH HOLDCO, INC.

By:

/s/ Craig T. Bouchard
Craig T. Bouchard, Chief Executive Officer and Chairman of the Board of Directors

By:

/s/ Kyle Ross
Kyle Ross, Executive Vice President and Chief Financial Officer